                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)
    [X]        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                            EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                                       OR

      [  ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                           EXCHANGE ACT OF 1934

              For the transition period from ________ to _________

                          COMMISSION FILE NUMBER 1-12188


                         SODEXHO MARRIOTT SERVICES, INC.
                         -------------------------------
                          401(K) EMPLOYEES' RETIREMENT
                          ----------------------------
                             SAVINGS PLAN AND TRUST
                            ------------------------
                            (Full title of the plan)


    9801 WASHINGTONIAN BOULEVARD, GAITHERSBURG, MARYLAND             20878
    ----------------------------------------------------           ----------
                    (Address of the plan)                          (Zip Code)





                         SODEXHO MARRIOTT SERVICES, INC.
          ------------------------------------------------------------
          (Name of issuer of the securities held pursuant to the plan)


    9801 WASHINGTONIAN BOULEVARD, GAITHERSBURG, MARYLAND             20878
    ----------------------------------------------------           ----------
          (Address of principal executive offices)                 (Zip Code)

FINANCIAL STATEMENTS AND EXHIBITS
---------------------------------

(a) Financial statements and supplemental schedules as of December 31, 1998, and for the period from March 27, 1998 (date of inception) to December 31, 1998, prepared in accordance with financial reporting requirements of ERISA.

         Beginning at the next page of this document.

(b)      Exhibits

         The following exhibit is furnished to this Form 11-K:

         (23)     Consent of Independent Auditors


                                   SIGNATURES
                                   ----------

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  SODEXHO MARRIOTT SERVICES, INC.
                                  401(K) EMPLOYEES' RETIREMENT
                                  SAVINGS PLAN AND TRUST





Date:    JUNE 29, 1999                  /s/ LAWRENCE E. HYATT
         -------------                  ----------------------------
                                        Lawrence E. Hyatt
                                        Senior Vice President and
                                         Chief Financial Officer
                                        Sodexho Marriott Services, Inc.

                SODEXHO MARRIOTT SERVICES, INC 401(K) EMPLOYEES'
                        RETIREMENT SAVINGS PLAN AND TRUST

                 Financial Statements and Supplemental Schedules

                                December 31, 1998

                   (With Independent Auditors' Report Thereon)

[KPMG LOGO]

           2001 M Street, N.W.
           Washington, DC 20036



                          INDEPENDENT AUDITORS' REPORT


The Administrative Committee and Participants
Sodexho Marriott Services, Inc. 401(k) Employees' Retirement Savings
 Plan and Trust:


We have audited the accompanying statement of net assets available for benefits of Sodexho Marriott Services, Inc. 401(k) Employees' Retirement Savings Plan and Trust (the Plan) as of December 31, 1998, and the related statement of changes in net assets available for benefits for the period from March 27, 1998 (date of inception) to December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998, and the changes in net assets available for benefits for the period from March 27, 1998 (date of inception) to December 31, 1998 in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Item 27A - Schedule of Assets Held for Investment Purposes (Schedule I and I-a), Item 27A
Part 2 - Schedule of Assets Held for Investment Purposes Which Were Both Acquired and Disposed of Within the Plan Year (Schedule II), and Item 27D
Part 2 - Schedule of Reportable Transactions (Schedule III) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ KPMG LLP

June 11, 1999


                SODEXHO MARRIOTT SERVICES, INC. 401(K) EMPLOYEES'
                        RETIREMENT SAVINGS PLAN AND TRUST

                 Statement of Net Assets Available for Benefits

                                December 31, 1998

Assets:
    Investments:
       At fair value:
          Sodexho Marriott Services, Inc. common stock                                 $    10,690,115
          Marriott International, Inc. common stock                                         70,303,192
          Other common stock                                                                14,398,023
          Firm purchase commitments, net                                                    (7,600,012)
          Corporate bonds, notes, and other obligations                                     10,657,001
          Government obligations                                                             7,615,968
          Mutual and collective investment funds                                           178,934,073
          Participant notes receivable                                                       8,723,054
       At contract value:
          Guaranteed investment contracts                                                   67,117,017
                                                                                       ----------------
                    Total investments                                                      360,838,431
                                                                                       ----------------
    Receivables:
       Due from Sodexho Marriott Services, Inc. for
          Company contribution                                                               6,767,341
       Accrued interest and dividends                                                          429,724
       Receivables from sales of investments                                                45,692,455
                                                                                       ----------------

                    Total receivables                                                       52,889,520
                                                                                       ----------------
                    Total assets                                                           413,727,951
                                                                                       ----------------
Liabilities:
    Accounts payable on investments purchased                                               15,298,507
    Custodian and advisor fees payable                                                         270,640
    Excess contributions due to participants                                                   906,302
    Other                                                                                       14,272
                                                                                       ----------------

                    Total liabilities                                                       16,489,721
                                                                                       ----------------
                    Net assets available for benefits                                  $   397,238,230
                                                                                       ================


See accompanying notes to financial statements.


                SODEXHO MARRIOTT SERVICES, INC. 401(K) EMPLOYEES'
                        RETIREMENT SAVINGS PLAN AND TRUST

            Statement of Changes in Net Assets Available for Benefits

   For the Period from March 27, 1998 (date of inception) to December 31, 1998

Additions to net assets attributed to:
    Investment income:
       Net appreciation in fair value of investments                               $     43,816,825
       Interest                                                                           6,462,165
       Dividends                                                                          4,470,587
       Less investment expense                                                             (806,618)
                                                                                   -----------------
                                                                                         53,942,959
    Contributions:
       Participants                                                                      19,984,324
       Company                                                                            6,767,341
       Transfers from other plans                                                       331,423,922
       Other                                                                                 89,603
                                                                                   -----------------
                   Total additions                                                      412,208,149
                                                                                   -----------------
Deductions from net assets attributed to:
    Benefits paid to participants                                                        14,426,015
    Administrative expenses                                                                 543,904
                                                                                   -----------------
                   Total deductions                                                      14,969,919
                                                                                   -----------------
                   Net increase                                                         397,238,230
Net assets available for benefits, beginning of period                                           --
                                                                                   -----------------
Net assets available for benefits, end of period                                   $    397,238,230
                                                                                   =================


See accompanying notes to financial statements.

                SODEXHO MARRIOTT SERVICES, INC. 401(K) EMPLOYEES'
                        RETIREMENT SAVINGS PLAN AND TRUST

                          Notes to Financial Statements

                                December 31, 1998


(1)    DESCRIPTION OF PLAN

       The following description of the Sodexho Marriott Services, Inc. (the Company) 401(k) Employees' Retirement Savings Plan and Trust (the Plan), provides only general information. Participants should refer to the summary plan description or Plan document for a more complete description of the Plan's provisions.

       On March 27, 1998, Marriott International, Inc. spun off its lodging, senior living and distribution services business into a new corporation called New Marriott. The remaining contract services division, referred to as Marriott Management Services Corp., then merged with the North American operations of Sodexho Alliance and became Sodexho Marriott Services, Inc. Employees of Sodexho Marriott Services, Inc. became eligible to participate in the Plan. As a result, the employees of the Company transferred their funds into the Plan, which totaled $331 million, from the Marriott International, Inc. Employees' Profit Sharing, Retirement and Savings Plan and Trust.

       (A)    GENERAL

              The Plan is a defined contribution plan covering eligible employees of the Company who are at least 21 years of age and have completed at least 1,000 hours of service within a 12-month period. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

       (B)    CONTRIBUTIONS

              Each year, participants may contribute up to 15 percent or a fixed dollar amount (minimum of $3 per week) of annual plan eligible compensation. The Company's matching contribution to the Plan is a discretionary amount determined by the Company's Board of Directors. In general, Company contributions are allocated among active participants' accounts in proportion to each participant's basic savings during the year. Basic savings represent up to the first 6 percent of a participant's eligible compensation contributed to the Plan. Contributions are subject to certain limitations.

       (C)    PARTICIPANT ACCOUNTS

              Each participant's account is credited with the participant's contributions and allocations of (i) the Company's contribution, and (ii) Plan earnings or losses, and charged with an allocation of administrative expenses. Allocations are based on participant contributions as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

       (D)    VESTING

              Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their account plus actual earnings thereon is based on years of service. The Company contribution becomes 20 percent vested after two years of service. Vesting increases 20 percent a year thereafter until the fifth year of service, at which time a participant's Company contribution becomes 100 percent vested. All participants become fully vested upon death, permanent disability, or retirement which is defined as attainment of age 55 for salaried participants or age 45 for most hourly participants.



                                        4
                                                                     (Continued)

                SODEXHO MARRIOTT SERVICES, INC. 401(K) EMPLOYEES'
                        RETIREMENT SAVINGS PLAN AND TRUST

                          Notes to Financial Statements

                                December 31, 1998



       (E)    INVESTMENT OPTIONS

              Upon enrollment in the Plan, a participant may direct employee contributions in 1 percent increments in any of twelve investment options.

              Stable Value Fund - Funds are invested in high-quality insurance companies, banks and other short-term fixed income investments.

              Bond Fund - Funds are invested in investment-grade bonds or other debt securities issued by international and domestic corporations and banks and U.S. government agencies.

              Balanced Fund - Funds are invested in a widely diversified portfolio of equity and fixed income securities.

              Stock Fund - Funds are invested in a widely diversified portfolio of common stocks, convertible debt and other equity-linked securities.

              International Stock Fund - Funds are primarily invested in a diversified portfolio of common stocks and other equity-linked securities of companies located outside the United States.

              Sodexho Marriott Services, Inc. Stock Fund - Funds are invested in Sodexho Marriott Services, Inc. common stock.

              T. Rowe Price New Horizon Fund - Funds are invested primarily in common stocks of small, rapidly growing companies.

              Fidelity Contrafund - Funds are primarily invested in common stocks of companies that are currently undervalued or out of public favor but that have a potential for capital growth.

              Franklin Mutual Shares Class I Fund - Funds are invested in common and preferred stock and corporate debt securities of any credit quality.

              T. Rowe Price Mid-Cap Growth Fund - Funds are invested in common stocks of mid-size companies.

              Morgan Stanley Institutional Equity Growth Fund - Funds are invested in stocks of large, high-quality companies, which are expected to achieve and sustain rapid earnings growth.

              T. Rowe Price Equity Income Fund - Funds are invested in common stocks of established U.S. companies that pay above-average dividends.

              Marriott International, Inc. Stock Fund - Funds are invested in Marriott International, Inc. common stock. Effective with inception of the Plan, participants are not permitted to invest their funds into the Marriott International, Inc. Stock Fund.

              Participants may change their investment options daily.



                                        5
                                                                     (Continued)

                SODEXHO MARRIOTT SERVICES, INC. 401(K) EMPLOYEES'
                        RETIREMENT SAVINGS PLAN AND TRUST

                          Notes to Financial Statements

                                December 31, 1998


       (F)    PARTICIPANT NOTES RECEIVABLE

              Participants may borrow from their fund accounts a minimum of $400 up to a maximum equal to the lesser of $50,000, reduced by the highest outstanding loan balance in the previous 12-month period, or 50 percent of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Notes fund. Loan terms range from 1 to 4 years or up to 10 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at the prime rate published by the Wall Street Journal plus 100 basis points. Interest rates range from 8.75 percent to 9.5 percent. Principal and interest are paid ratably through weekly or biweekly payroll deductions.

       (G)    PAYMENT OF BENEFITS

              Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, annual installments over a specified period chosen by the participant, or an annuity.

       (H)    FORFEITED ACCOUNTS

              The unvested portion of the Company contribution is forfeited and used to reduce Plan expenses.

       (I)    ADMINISTRATION

              The Company serves as the named fiduciary of the Plan. Administration of the Plan is under the direction of a three-member Administrative Committee, all of whom are corporate officers of the Company.

       (J)    ADMINISTRATIVE AND INVESTMENT EXPENSES

              Certain administrative and all investment expenses are paid by the Plan and are allocated to participants based on account balances.


(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (A)    BASIS OF ACCOUNTING

              The financial statements of the Plan are prepared under the accrual method of accounting.

       (B)    USE OF ESTIMATES

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

       (C)    INVESTMENTS VALUATION AND INCOME RECOGNITION

              The Plan's investments are stated at fair value except for its investment in Guaranteed Investment Contracts (GICs) with fully benefit responsive features, which are valued at contract


                                        6
                                                                     (Continued)

                SODEXHO MARRIOTT SERVICES, INC. 401(K) EMPLOYEES'
                        RETIREMENT SAVINGS PLAN AND TRUST

                          Notes to Financial Statements

                                December 31, 1998


              value. Shares of mutual and collective investment funds are valued at market prices, which represent the net asset value of shares held by the Plan at year-end. The Company's stock and Marriott International, Inc. stock are valued at their quoted market price. Participant notes receivable are valued at cost, which approximates fair value.

              Investment earnings are allocated to accounts of Plan participants on a daily basis.

              Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Realized gains and losses from security transactions are reported on an average cost method.

       (D)    PAYMENT OF BENEFITS

              Benefits are recorded when paid.


(3)    RELATED-PARTY TRANSACTIONS

       The Plan may, at the discretion of Plan participants, invest an unlimited amount of its assets in securities issued by the Company. The Plan held 386,092 shares of common stock of the Company as of December 31, 1998. Dividends on Sodexho Marriott Services Inc. common stock approximated $7,205 for the period from March 27, 1998 (date of inception) to December 31, 1998.

       Certain investments are purchased from the custodian (Bankers Trust Company) and certain investments are managed by the Plan recordkeeper (T. Rowe Price). Fees paid by the Plan for the investment management services amounted to approximately $160,000 and $648,000 for Bankers Trust Company and T. Rowe Price, respectively, for the period ended December 31, 1998.


(4)    GUARANTEED INVESTMENT CONTRACTS

       The Plan is invested in certain investment contracts with insurance companies. The custodians of these investment contracts are T. Rowe Price and PRIMCO. The accounts are credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses. The contracts are carried at contract value (which represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses), because they are fully benefit responsive. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The estimated fair value of the investment contracts at December 31, 1998 was $68,672,633. The average yield was approximately 6.40% for the year ended December 31, 1998.

       The fair values for these GICs have been estimated based on a discounted cash flow analysis. The estimated fair value is calculated based on the net present value of expected future payments, which include interest and a lump sum contract amount, discounted at a rate determined by the quality of the GICs and the average remaining life. This calculation is necessary, as GICs are not actively traded investments for which a daily fair value is readily available.

       The issuers of the GICs are generally insurance companies. Where there are no underlying assets collateralizing the investment, the Plan's ultimate realization of amounts invested in GICs is dependent on the continued financial stability of the issuers of the GICs.

                                        7
                                                                     (Continued)

                SODEXHO MARRIOTT SERVICES, INC. 401(K) EMPLOYEES'
                        RETIREMENT SAVINGS PLAN AND TRUST

                          Notes to Financial Statements

                                December 31, 1998



(5)    INVESTMENTS

       The following investments represent 5 percent or more of the Plan's net assets:


                                                                                    DECEMBER 31, 1998
                                                                          --------------------------------------
                                                                                                 PERCENTAGE
                                                                            FAIR VALUE OR          OF PLAN
                                                                            CONTRACT VALUE       NET ASSETS
                                                                          ------------------- ------------------
       Bankers Trust Pyramid Cash Fund                                   $     177,601,918                   45%
       Marriott International, Inc. common stock                                70,303,192                   18
                                                                          =================== ==================



       During the period ended December 31, 1998, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:


                                                                                             PERIOD ENDED
                                                                                           DECEMBER 31, 1998
                                                                                           -----------------
       Net appreciation (depreciation) in fair value of investments:
           Sodexho Marriott Services, Inc. common stock                                      $  5,682,532
           Marriott International, Inc. common stock                                           39,555,169
           Other common stock                                                                    (625,826)
           Corporate bonds, notes and other obligations                                           353,398
           Government obligations                                                                 254,163
           Firm purchase commitments, net                                                         (11,777)
           T. Rowe Price New Horizon Fund                                                        (616,616)
           T. Rowe Price Mid-Cap Growth Fund                                                      295,506
           T. Rowe Price Equity Income                                                           (481,857)
           Fidelity Contrafund                                                                    533,020
           Morgan Stanley Institutional Equity Growth Fund                                       (499,911)
           Franklin Mutual Shares Class I Fund                                                   (620,976)
                                                                                            ----------------
                          Net appreciation in fair value of
                            investments                                                      $ 43,816,825
                                                                                            ================




(6)    PLAN TERMINATION

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.


(7)    TAX STATUS

       The Internal Revenue Service has determined and informed the Company by a letter dated June 18, 1999, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

                                        8
                                                                     (Continued)

                SODEXHO MARRIOTT SERVICES, INC. 401(K) EMPLOYEES'
                        RETIREMENT SAVINGS PLAN AND TRUST

                          Notes to Financial Statements

                                December 31, 1998



(8)    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

       The following is a reconciliation of net assets available for benefits as reported in the financial statements to the Form 5500:


                                                                                             DECEMBER 31, 1998
                                                                                         --------------------------

       Net assets available for benefits as reported in financial statements             $          397,238,230
       Less - distributions payable to terminated employees                                              89,191
                                                                                         --------------------------
       Net assets available for benefits per Form 5500                                   $          397,149,039
                                                                                         ==========================


       The following is a reconciliation of benefits paid to participants as reported in the financial statements to the Form 5500:


                                                                                               PERIOD FROM
                                                                                              MARCH 27, 1998
                                                                                          (DATE OF INCEPTION) TO
                                                                                             DECEMBER 31, 1998
                                                                                         --------------------------

       Benefits paid to participants as reported in the financial statements             $           14,426,015
       Add:  amounts allocated to withdrawing participants
           at December 31, 1998                                                                          89,191
                                                                                         --------------------------
       Benefits paid to participants as reported in the Form 5500                        $           14,515,206
                                                                                         ==========================


       Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 1998 but not yet paid as of that date.




                                        9
                                                                     (Continued)

               SODEXHO MARRIOTT SERVICES, INC. 401(K) EMPLOYEES'
                      RETIREMENT AND SAVINGS PLAN AND TRUST

                          Notes to Financial Statements

                                December 31, 1998


(9)   FUND INFORMATION


      The following table shows net assets available for benefits and changes in net assets available for benefits by investment option as of December 31, 1998 and for the period from March 27, 1998 (date of inception) to December 31, 1998:



      NET ASSETS AVAILABLE FOR BENEFITS BY FUND


                                                                    DECEMBER 31, 1998
----------------------------------------------------------------------------------------------------------------------------------
                                                                                 MARRIOTT      INTER-    SODEXHO       T.TROWE
                                     STABLE                                   INTERNATIONAL   NATIONAL   MARRIOTT       PRICE
                                      VALUE      BOND     BALANCED     STOCK       INC.        STOCK   SERVICES, INC.    NEW
                                      FUND       FUND       FUND        FUND    STOCK FUND     FUND     STOCK FUND   HORIZON FUND
----------------------------------------------------------------------------------------------------------------------------------

   Assets:
     Investments:
     At estimated fair value:
       Sodexho Marriott Services,
        Inc. common stock         $    --     $    --     $    --     $    --     $    --     $   --     $10,690,115   $   --
       Marriott International,
         Inc. common stock             --          --          --          --      70,303,192     --          --           --
       Other common stock              --          --          --          --          --         --          --        6,598,352
       Firm purchase commitments,
        net                            --      (2,944,078) (4,655,934)     --          --         --          --           --
       Corporate bonds, notes,
        and other obligations          --           1,507       1,922      --          --         --          --           --
       Government obligations          --       2,951,357   4,664,611      --          --         --          --           --
       Mutual and collective
        investment funds           14,877,775  18,924,714  64,661,827  78,106,564     698,127    618,372     420,523       --
       Participant notes
        receivable                     --          --          --          --          --         --          --           --
     At contract value:
       Guaranteed investment
        contracts                  67,117,017      --          --          --          --         --          --           --
                                   ----------  ----------  ----------  ----------  ----------  ---------  ----------    ---------

         Total investments         81,994,792  18,933,500  64,672,426  78,106,564  71,001,319    618,372  11,110,638    6,598,352
                                   ----------  ----------  ----------  ----------  ----------  ---------  ----------    ---------

     Receivables:
       Due from Sodexho Marriott
        Services, Inc. for
         Company contribution       1,461,576     335,373   1,150,476   1,382,511   1,256,173    125,181     203,432      116,596
       Accrued interest
        and dividends                  54,622      25,046     116,060     102,445     123,365      2,734       1,528       --
       Receivables from sales
        of investments                  2,045   5,082,067   8,274,869      49,998      --      6,456,430      --          336,984
                                   ----------  ----------  ----------  ----------  ----------  ---------  ----------    ---------

         Total receivables          1,518,243   5,442,486   9,541,405   1,534,954   1,379,538  6,584,345     204,960      453,580
                                   ----------  ----------  ----------  ----------  ----------  ---------  ----------    ---------

         Total assets              83,513,035  24,375,986  74,213,831  79,641,518  72,380,857  7,202,717  11,315,598    7,051,932
                                   ----------  ----------  ----------  ----------  ----------  ---------  ----------    ---------


   Liabilities:
     Accounts payable on
      investments purchased            --       5,080,539   7,934,506      --          --         --          --          336,984
     Custodian and advisor
      fees payable                     41,770      17,998      88,577      99,801      11,560        (46)      2,583        1,182
     Excess contributions
      due to participants              64,061      14,699      50,425      60,595      55,058      5,487       8,916        5,110
     Other                           (523,325)     20,734     122,345     146,956     178,869      8,739    (378,141)      13,391
                                   ----------  ----------  ----------  ----------  ----------  ---------  ----------    ---------

         Total liabilities           (417,494)  5,133,970   8,195,853     307,352     245,487     14,180    (366,642)     356,667
                                   ----------  ----------  ----------  ----------  ----------  ---------  ----------    ---------

         Net assets
          available for benefits  $83,930,529 $19,242,016 $66,017,978 $79,334,166 $72,135,370 $7,188,537 $11,682,240   $6,695,265
                                   ==========  ==========  ==========  ==========  ==========  =========  ==========    =========


                                   10 (1 of 2)
                                                                     (Continued)

               SODEXHO MARRIOTT SERVICES, INC. 401(K) EMPLOYEES'
                      RETIREMENT AND SAVINGS PLAN AND TRUST

                          Notes to Financial Statements

                                December 31, 1998


(9)   FUND INFORMATION


      The following table shows net assets available for benefits and changes in net assets available for benefits by investment option as of December 31, 1998 and for the period from March 27, 1998 (date of inception) to December 31, 1998:



      NET ASSETS AVAILABLE FOR BENEFITS BY FUND


                                                                    DECEMBER 31, 1998
                                 ---------------------------------------------------------------------------------------------
                                    T.EROWE    T. ROWE             MORGAN STANLEY  FRANKLIN
                                     PRICE      PRICE              INSTITUTIONAL    MUTUAL    PARTICIPANT
                                    MID-CAP     EQUITY     FIDELITY    EQUITY       SHARES       NOTES      CLEARING
                                  GROWTH FUND INCOME FUND CONTRAFUND GROWTH FUND CLASS I FUND  RECEIVABLE    ACCOUNT     TOTAL
                                 ----------------------------------------------------------------------------------------------

   Assets:
     Investments:
     At estimated fair value:
       Sodexho Marriott Services,
        Inc. common stock         $    --     $   --     $   --      $    --       $   --     $   --      $ --     $ 10,690,115
       Marriott International,
         Inc. common stock             --         --         --           --           --         --        --       70,303,192
       Other common stock              --      7,799,671     --           --           --         --        --       14,398,023
       Firm purchase commitments,
        net                            --         --         --           --           --         --        --       (7,600,012)
       Corporate bonds, notes,
        and other obligations      10,653,572     --         --           --           --         --        --       10,657,001
       Government obligations          --         --         --           --           --         --        --        7,615,968
       Mutual and collective
        investment funds               --         --             49           26       --         --       626,096  178,934,073
       Participant notes
        receivable                     --         --         --           --           --      8,723,054    --        8,723,054
     At contract value:
       Guaranteed investment
        contracts                      --         --         --           --           --         --        --       67,117,017
                                   ----------  ---------  ---------  -----------    ---------  ---------   -------  -----------

         Total investments         10,653,572  7,799,671         49           26       --      8,723,054   626,096  360,838,431
                                   ----------  ---------  ---------  -----------    ---------  ---------   -------  -----------

     Receivables:
       Due from Sodexho Marriott
        Services, Inc. for
         Company contribution         182,116    137,862    148,749      198,579       68,717     --        --        6,767,341
       Accrued interest
        and dividends                  --            (77)    --           --           --         --         4,001      429,724
       Receivables from sales
        of investments                222,874    424,540  9,089,521   11,596,638    4,156,489     --        --       45,692,455
                                   ----------  ---------  ---------  -----------    ---------  ---------   -------  -----------

         Total receivables            404,990    562,325  9,238,270   11,795,217    4,225,206     --         4,001   52,889,520
                                   ----------  ---------  ---------  -----------    ---------  ---------   -------  -----------

         Total assets              11,058,562  8,361,996  9,238,319   11,795,243    4,225,206  8,723,054   630,097  413,727,951
                                   ----------  ---------  ---------  -----------    ---------  ---------   -------  -----------


   Liabilities:
     Accounts payable on
      investments purchased           222,874    424,540    615,746      422,442      260,876     --        --       15,298,507
     Custodian and advisor
      fees payable                      1,741      1,363      1,456        1,881          774     --        --          270,640
     Excess contributions
      due to participants               7,982      6,042      6,569        8,730        3,012     --       609,616      906,302
     Other                            368,226     13,589     67,573      (39,361)      14,677     --        --           14,272
                                   ----------  ---------  ---------  -----------    ---------  ---------   -------  -----------

         Total liabilities            600,823    445,534    691,344      393,692      279,339     --       609,616   16,489,721
                                   ----------  ---------  ---------  -----------    ---------  ---------   -------  -----------

         Net assets
          available for benefits  $10,457,739 $7,916,462 $8,546,975  $11,401,551   $3,945,867  8,723,054  $ 20,481 $397,238,230
                                   ==========  =========  =========  ===========    =========  =========   =======  ===========


                                   10 (2 of 2)
                                                                     (Continued)

                SODEXHO MARRIOTT SERVICES, INC. 401(K) EMPLOYEES'
                      RETIREMENT AND SAVINGS PLAN AND TRUST

                          Notes to Financial Statements

                                December 31, 1998



        CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND

                                              FOR THE PERIOD FROM MARCH 27, 1998 (DATE OF INCEPTION) TO DECEMBER 31, 1998
                                    ----------------------------------------------------------------------------------------------
                                                                                  MARRIOTT      INTER-    SODEXHO      T. ROWE
                                     STABLE                                     INTERNATIONAL  NATIONAL   MARRIOTT       PRICE
                                      VALUE       BOND      BALANCED    STOCK       INC.        STOCK   SERVICES, INC.    NEW
                                      FUND        FUND       FUND        FUND    STOCK FUND      FUND    STOCK FUND  HORIZON FUND
                                   ----------  ---------- ---------- -------------------------------------------------------------
     Additions to net assets
      attributed to:
       Investment income:
        Net appreciation
         (depreciation) in
         fair value of investment $    --         284,650    (775,272)    763,616  39,555,169   (303,036)  5,682,532    (616,616)
        Interest                    3,508,198     796,976   1,249,266     270,341      59,626     23,842       7,205      --
        Dividends                      --          --         627,097     740,367     511,657        --       --         336,985

       Less investment expenses      (134,303)    (64,930)   (283,197)   (304,232)     (8,365)    (1,244)     (7,671)       (391)
                                   ----------- ----------  ----------  ----------  ----------  ---------- ----------   ----------
                                    3,373,895   1,016,696     817,894   1,470,092  40,118,087   (280,438)  5,682,066    (280,022)
       Contributions:
        Participants                6,540,398   1,035,312   3,122,179   3,979,468     (44,853)   859,963     164,890     791,956
        Company                     1,461,576     335,373   1,150,476   1,382,511   1,256,173    125,181     203,432     116,596
        Transfer from other plans  73,497,180  16,869,989  66,047,819  77,907,592  42,684,035  6,941,859   3,896,555   5,747,190
        Other                         (50,478)     (1,555)      1,635     (38,166)    158,615        (83)     21,847          (2)
                                   ----------- ----------  ----------  ----------  ----------  ---------- ----------   ----------
          Total additions          84,822,571  19,255,815  71,140,003  84,701,497  84,172,057  7,646,482   9,968,790   6,375,718
                                   ----------- ----------  ----------  ----------  ----------  ---------- ----------   ----------
       Deductions from net assets
         attributed to:
        Benefits paid to
          participants              4,690,663     716,723   1,682,469   2,434,299   2,149,887    288,529     266,472     355,263
        Administrative expenses       119,714      26,855      91,513     107,819     113,422     11,076      15,192       8,151
                                   ----------  ----------  ----------  ----------  ----------  ---------- ----------   ---------
          Total deductions          4,810,377     743,578   1,773,982   2,542,118   2,263,309    299,605     281,664     363,414

                                   ----------  ----------  ----------  ----------  ----------  ---------- ----------   ---------
       Funds transfers during
         the period                 3,918,335     729,779  (3,348,043) (2,825,213) (9,773,378)  (158,340)  1,995,114     682,961
                                   ----------- ----------  ----------  ----------  ----------  ---------- ----------   ---------
          Net increase             83,930,529  19,242,016  66,017,978  79,334,166  72,135,370  7,188,537  11,682,240   6,695,265

       Net assets available for
         benefits, beginning
         of period                      --         --          --          --          --         --          --          --

       Net assets available for
        benefits, end of period   $83,930,529  19,242,016  66,017,978  79,334,166  72,135,370  7,188,537  11,682,240   6,695,265
                                  ===========  ==========  ==========  ==========  ==========  =========  ==========   =========


                                   11 (1 of 2)

                SODEXHO MARRIOTT SERVICES, INC. 401(K) EMPLOYEES'
                      RETIREMENT AND SAVINGS PLAN AND TRUST

                          Notes to Financial Statements

                                December 31, 1998



CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND

                                              FOR THE PERIOD FROM MARCH 27, 1998 (DATE OF INCEPTION) TO DECEMBER 31, 1998

                                  -------------------------------------------------------------------------------------------------
                                   T. ROWE     T. ROWE              MORGAN STANLEY  FRANKLIN
                                    PRICE       PRICE                INSTITUTIONAL    MUTUAL   PARTICIPANT
                                   MID-CAP      EQUITY     FIDELITY     EQUITY        SHARES      NOTES      CLEARING
                                  GROWTH FUND INCOME FUND CONTRAFUND  GROWTH FUND CLASS I FUND  RECEIVABLE    ACCOUNT    TOTAL
                                  -------------------------------------------------------------------------------------------------

     Additions to net assets
      attributed to:
       Investment income:
        Net appreciation
         (depreciation) in
         fair value of investment    295,506    (481,857)    533,020    (499,911)     (620,976)     --         --        43,816,825
        Interest                      --          --          --          --            --         524,025     22,686     6,462,165
        Dividends                    222,875     504,639     610,445     595,382       321,141      --             (1)    4,470,587

       Less investment expenses         (515)       (451)       (453)       (549)         (318)     --              1      (806,618)
                                   ----------  ----------  ---------- -----------   ----------- -----------   -------- ------------
                                     517,866      22,331   1,143,012      94,922      (300,153)    524,025     22,686    53,942,959
       Contributions:
        Participants                 839,608     713,507     607,806     964,513       409,569      --              8    19,984,324
        Company                      182,116     137,862     148,749     198,579        68,717      --         --         6,767,341
        Transfer from other plans  7,218,280   6,750,486   5,003,796   8,534,631     3,574,709   6,749,801     --       331,423,922
        Other                        --               (1)      5,300      (1,583)            3      (3,716)    (2,213)       89,603
                                   ----------  ----------  ---------- -----------   ----------- -----------   -------- ------------
          Total additions          8,757,870   7,624,185   6,908,663   9,791,062     3,752,845   7,270,110     20,481   412,208,149
                                   ----------  ----------  ---------- -----------   ----------- -----------   -------- ------------
       Deductions from net assets
         attributed to:
        Benefits paid to
          participants               461,907     190,102     223,683     448,486       118,420     399,112     --        14,426,015
        Administrative expenses       12,234       9,564       9,193      13,968         5,203      --         --           543,904
                                  -----------  ----------  ---------- -----------   ----------- -----------   -------- ------------
          Total deductions           474,141     199,666     232,876     462,454       123,623     399,112     --        14,969,919

                                  -----------  ----------  ---------- -----------   ----------- -----------   -------- ------------
       Funds transfers during
         the period                2,174,010     491,943   1,871,188   2,072,943       316,645   1,852,056     --          --
                                  -----------  ----------  ---------- -----------   ----------- -----------   -------- ------------
          Net increase            10,457,739   7,916,462   8,546,975  11,401,551     3,945,867   8,723,054     20,481   397,238,230

       Net assets available for
         benefits, beginning
         of period                    --          --          --          --            --          --         --          --

       Net assets available for
        benefits, end of period   10,457,739   7,916,462   8,546,975  11,401,551     3,945,867   8,723,054     20,481   397,238,230
                                  ===========  ==========  ========== ===========   =========== ===========   ======== ============


                                   11 (2 of 2)

                                                              SCHEDULE I
                                                         ------------------

                BANKERS TRUST COMPANY                   ITEM 27A - SCHEDULE OF              GLOBAL ASSETS - EB
                      NEW YORK                  ASSETS HELD FOR INVESTMENT PURPOSES
                                                           DECEMBER 31, 1998                PREPARED ON ACCRUAL BASIS (TRADE-DATED)
                                                                                            06/04/99    E25A   OCLD      PAGE    1

           ACCOUNT 122490 - COMBINED               SODEXHO MARRIOTT SERVICES
                                                   401(K) EMPLOYEES RET SVGS PLAN & TRUST
                                                   COMBINED ACCOUNT

                                                                                                                            MARKET
           IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY       DESCRIPTION OF INTEREST              COST                    VALUE
           =============================================       =======================         ============             ============

         * BT PYRAMID DIRECTED ACCOUNT CASH FUND                      177,601,917.920          177,601,917.92        177,601,917.92

           CONSOLIDATED RAIL CORP                                             354.500                  361.44                365.58
           PASS THRU TR PASS THRU CTF SER
           1995-A 6.76% 05/25/2015

           FEDERAL HOME LN MTG CORP PARTN CTF                               1,699.060                1,746.71              1,742.96
           GROUP# 14-0357
           7.750% 12/01/2007

           FEDERAL HOME LN MTG CORP                                         6,872.350                7,169.60              7,183.60
           PARTN CTF POOL #182224
           8.500% 03/01/2009

           FNMA 15YR 6.00%                                               (600,000.000)            (599,062.50)          (601,500.00)
           SHORT TBA

           FNMA 6.50% 30YR                                               (100,000.000)            (100,234.38)          (100,565.00)
           SHORT TBA

           GNMA 30YR 7.50%                                               (800,000.000)            (822,375.01)          (824,744.00)
           SHORT TBA

           GNMA 30YR 6.50%                                               (100,000.000)            (100,546.88)          (101,000.00)
           SHORT TBA

         * Party in interest

           See accompanying independent auditors' report

                                                            SCHEDULE I
                                                       ------------------

                BANKERS TRUST COMPANY                ITEM 27A - SCHEDULE OF                 GLOBAL ASSETS - EB
                      NEW YORK                ASSETS HELD FOR INVESTMENT PURPOSES
                                                         DECEMBER 31, 1998                  PREPARED ON ACCRUAL BASIS (TRADE-DATED)
                                                                                            06/04/99   E25A   OCLD      PAGE    2

           ACCOUNT 122490 - COMBINED               SODEXHO MARRIOTT SERVICES

                                                                                                                            MARKET
           IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY       DESCRIPTION OF INTEREST              COST                    VALUE
           =============================================       =======================         ============             ============

           GNMA 6.00% 30YR                                             (1,200,000.000)          (1,183,312.50)        (1,189,500.00)
           SHORT TBA

           FNMA 30YR 6.00%                                               (300,000.000)            (294,703.13)          (294,703.13)
           SHORT TBA

           FNMA 15YR 7.00%                                             (4,400,000.000)          (4,488,000.00)        (4,488,000.00)
           SHORT TBA

           FEDERAL NATL MTG ASSN                                        4,400,000.000            4,491,437.51          4,493,500.00
           TBA 15YR 7.000% 01/01/2014

           FEDERAL NATL MTG ASSN                                          300,000.000              295,617.19            296,109.00
           TBA 30YR 6.000% 01/01/2029

           FEDERAL NATL MTG ASSN                                          100,000.000              100,906.25            100,672.00
           TBA 30YR 6.500% 01/01/2029

           FEDERAL NATL MTG ASSN                                          600,000.000              599,625.00            601,500.00
           TBA 6.000% 01/01/2014

           GOVERNMENT NATL MTG ASSN                                       800,000.000              825,000.00            824,744.00
           30YR TBA 7.500% 01/01/2029

           GOVERNMENT NATL MTG ASSN                                     1,200,000.000            1,192,750.00          1,189,500.00
           30YR TBA 7.500% 01/01/2029

           GOVERNMENT NATL MTG ASSN                                       100,000.000              101,093.75            101,016.00
           30YR TBA 7.500% 01/01/2029


           See accompanying independent auditors' report

                                                        SCHEDULE I
                                                     ------------------

                BANKERS TRUST COMPANY              ITEM 27A - SCHEDULE OF                   GLOBAL ASSETS - EB
                      NEW YORK              ASSETS HELD FOR INVESTMENT PURPOSES
                                                     DECEMBER 31, 1998                      PREPARED ON ACCRUAL BASIS (TRADE-DATED)
                                                                                            06/04/99     E25A   OCLD    PAGE    3

           ACCOUNT 122490 - COMBINED               SODEXHO MARRIOTT SERVICES

                                                                                                                           MARKET
           IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY      DESCRIPTION OF INTEREST               COST                    VALUE
           =============================================      =======================          ============             ============

           HOME LN TR                                                      3,033.360              3,059.19                 3,063.66
           1997-HI3 LN BACKED NT CL A-PB
           7.18% 12/12/2022

         * MARRIOTT INTL INC NEW                                       2,424,248.000         38,832,760.38            70,303,192.00
           CLASS A

         * ROWE T PRICE EQUITY INCOME FUND                               296,340.076          8,213,961.23             7,799,670.80
           SH BEN INT

         * ROWE T PRICE MID CAP GROWTH FD INC                            312,604.818         10,164,950.09            10,653,572.20
           FD
           (PRICE FUNDS:M CAP GRO)

         * ROWE T PRICE NEW HORIZONS FD INC COM                          282,705.729          7,000,893.34             6,598,351.71

         * SODEXHO MARRIOTT SERVICES INC                                 386,092.000          5,609,729.68            10,690,115.30


                                          ACCOUNT TOTAL                                     247,454,744.88           283,666,204.60


           Participant notes receivable                                                                                 8,723,054

           Interest bearing cash included in Mutual and Collective Investment funds                                     1,332,155


         * Party in interest

           See accompanying independent auditors' report

                                 SCHEDULE I - A
                             ITEM 27A - SCHEDULE OF
                       ASSET HELD FOR INVESTMENT PURPOSES


                         GUARANTEED INVESTMENT CONTRACTS


      Allstate Life Insurance Company                    $        1,242,413

      Allstate Life Insurance Company                             3,887,073

     *Bankers Trust (DEL) Basic                                   4,255,605

      Business Men's Assurance                                      272,187

      Caisse des Depots (CDC)                                     4,279,130

      Caisse des Depots (CDC)                                     1,126,347

      Canada Life Assurance Company                               1,379,474

      Canada Life Assurance Company                                 785,659

      Canada Life Assurance Company                                 231,946

      Combined Insurance Company                                  1,259,125

      Continental Assurance Company                               4,317,961

      First Allmerica Financial                                   1,971,111

      John Hancock Mutual Life                                    1,135,767

      John Hancock Mutual Life                                    4,637,979

      John Hancock Mutual Life                                       57,628

      Life of Virginia                                            1,305,610

      Life of Virginia                                            1,281,236

      Massachusetts Mutual Life Insurance Company                   847,784

                                 SCHEDULE I - A
                             ITEM 27A - SCHEDULE OF
                       ASSET HELD FOR INVESTMENT PURPOSES


                         GUARANTEED INVESTMENT CONTRACTS



      Metropolitan Life Insurance Company                         1,958,510

      Metropolitan Life Insurance Company                         2,361,900

      New York Life Insurance Company                             2,591,195

      New York Life Insurance Company                               758,467

      Pacific Life                                                1,133,504

      Peoples Security Life                                         693,113

      Peoples Security Life                                       1,588,930

      Peoples Security Life                                       1,005,137

      Peoples Security Life                                         999,385

      Peoples Security Life                                       1,016,687

      Protective Life                                             1,167,139

      Rabobank Nederland                                          1,802,608

      Rabobank Nederland                                            994,295

      State Street Bank & Trust                                   4,088,728

      United of Omaha                                               966,889

      National Westminster                                        2,883,137

      Transamerica Life                                           6,833,358
                                                        --------------------


                  Total                                 $        67,117,017
                                                        ====================

           *   Party in interest


           See accompanying independent auditors' report

                                                             SCHEDULE II
                                                        -------------------

          BANKERS TRUST COMPANY                     ITEM 27A PART 2 - SCHEDULE OF           GLOBAL ASSETS - EB
               NEW YORK                        ASSETS HELD FOR INVESTMENT PURPOSES
                                              WHICH WERE BOTH ACQUIRED AND DISPOSED
                                                     OF WITHIN THE PLAN YEAR
                                                  FROM 03/27/1998 TO 12/31/1998             PREPARED ON ACCRUAL BASIS (TRADE-DATED)
                                                                                            06/05/99                    PAGE  1

          ACCOUNT 122490 - COMBINED          SODEXHO MARRIOTT SERVICES
                                             401(K) EMPLOYEES RET SVGS PLAN & TRUST
                                             COMBINED ACCOUNT

                                                                                                                          MARKET
          IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY       DESCRIPTION OF INTEREST              COST                   VALUE
          =============================================       =======================          ============           ============

          ACE LTD COM                                                    25,800.000             967,500.00
                                                                         25,800.000                                     709,177.41

          PARTNERRE HOLDINGS LTD                                         10,100.000             508,787.50
          COM                                                            10,100.000                                     440,998.77

          ARKANSAS ST DEV FIN                                           100,000.000             127,066.00
          DTD 05/15/1988 9.750% 11/15/2014                              100,000.000                                     129,183.00
          GNMA G & D

          ASSET SECURITIZATIONCOMMERCIAL PAPER                          300,000.000             295,647.17
          DISC DTD 10NOV1998 DUE 16FEB1999                              300,000.000                                     295,647.17

          BCE INC COM                                                     7,800.000             310,050.00
                                                                          7,800.000                                     321,609.10

          BRITISH AIRWAYS PLC                                             5,400.000             465,543.10
          ADR 2ND INSTALLMENT                                             5,400.000                                     444,367.17

          BRITISH PETE LTD AMERN DEPOSITARY SH                           15,080.000           1,322,549.28
                                                                         15,180.855                                   1,352,777.61

          CABLE & WIRELESSPUB LTD CO                                      9,700.000             350,441.64
          SPONSORED ADR COM                                               9,700.000                                     348,356.11

          CIESCO L P COMMERCIAL PAPER                                   250,000.000             248,266.67
          DISC DTD 25NOV1998 DUE 12JAN1999                              250,000.000                                     248,266.67

          ELECTRICITE DE FRANCE COMMERCIAL PAPER                        200,000.000             198,957.33
          DISC DTD 22SEP1998 DUE 26OCT1998                              200,000.000                                     198,957.33

          FORD MTR CO DEL                                               310,000.000             306,534.20
          DEB DTD 09/30/1998 6.625% 10/01/2008                          310,000.000                                     310,231.90

          GLAXO WELLCOME PLC                                              5,300.000             309,058.90
          SPONSORED ADR                                                   5,300.000                                     358,476.32


          See accompanying independent auditors' report

                                                          SCHEDULE II
                                                      -------------------

          BANKERS TRUST COMPANY                   ITEM 27A PART 2 - SCHEDULE OF            GLOBAL ASSETS - EB
               NEW YORK                       ASSETS HELD FOR INVESTMENT PURPOSES
                                             WHICH WERE BOTH ACQUIRED AND DISPOSED
                                                    OF WITHIN THE PLAN YEAR
                                                 FROM 03/27/1998 TO 12/31/1998             PREPARED ON ACCRUAL BASIS (TRADE-DATED)
                                                                                           06/05/99                       PAGE 2

          ACCOUNT 122490 - COMBINED          SODEXHO - COMBINED

                                                                                                                           MARKET
          IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY       DESCRIPTION OF INTEREST               COST                   VALUE
          =============================================       =======================           ============           ============

          HOECHST A G                                                     9,600.000             391,102.50
          SPONSORED ADR                                                   9,600.000                                     417,708.95

          HYDRO-QUEBEC                                                  300,000.000             403,917.00
          DEB SER HQ                                                    300,000.000                                     419,754.00
          DTD 11/15/1990 9.50% 11/15/2030

          HYDRO QUEBEC                                                  100,000.000             117,861.00
          DEB DTD 01/30/1992 8.400% 01/15/2022                          100,000.000                                     118,683.00

          IMPERIAL CHEM INDS PLC                                         10,800.000             731,469.47
          ADR NEW                                                        10,800.000                                     481,948.66

          INTER-AMERICAN DEVELOPMENT BANK                               400,000.000             406,604.00
          DTD 03/18/1993 7.125% 03/15/2023                              400,000.000                                     415,204.00

          MANITOBA PROV CDA                                             100,000.000             137,696.00
          DEB SER EE                                                    100,000.000                                     138,350.00
          DTD 09/15/1998 9.500% 09/15/2018

          MATSUSHITA ELEC INDL LTD ADR                                    2,900.000             475,522.30
                                                                          2,900.000                                     488,013.70

          MUTUAL RISK MANAGEMENT LTD                                     25,700.000             925,200.00
          COM                                                            25,700.000                                     911,443.77

          NATIONAL RURAL UTIL CORP                                      400,000.000             398,709.67
          DISC NT 10/06/1998                                            400,000.000                                      398709.67

          NEWS CORP LTD                                                  18,100.000             441,187.50
          SPONSORED ADR REPDSTG PD LTD                                   18,100.000                                     424,616.92
          VTG ORD

          RIO TINTO PLC                                                  10,300.000             535,772.22
          SPONSORED ADR                                                  10,300.000                                     464,120.02

          ROYAL DUTCH PETE CO                                            32,900.000           1,811,005.04
          N Y REGISTRY SH PAR N CLDR 1.25                                32,900.000                                   1,605,718.96


          See accompanying independent auditors' report

                                                          SCHEDULE II
                                                      -------------------

          BANKERS TRUST COMPANY                  ITEM 27A PART 2 - SCHEDULE OF              GLOBAL ASSETS - EB
               NEW YORK                       ASSETS HELD FOR INVESTMENT PURPOSES
                                             WHICH WERE BOTH ACQUIRED AND DISPOSED
                                                   OF WITHIN THE PLAN YEAR
                                                FROM 03/27/1998 TO 12/31/1998               PREPARED ON ACCRUAL BASIS (TRADE-DATED)
                                                                                            06/05/99                       PAGE 3

          ACCOUNT 122490 - COMBINED          SODEXHO - COMBINED

                                                                                                                           MARKET
          IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY       DESCRIPTION OF INTEREST               COST                   VALUE
          =============================================       =======================           ============           ============

          SMITHKLINE BEECHAM PLC ADR                                      5,900.000             378,859.84
          RESTG ORD A COM                                                 5,900.000                                     378,263.10

          SONY CORP ADR NEW 50 YEN SH                                     6,200.000             537,135.98
                                                                          6,200.000                                     441,050.18

          TRANSCANADA PIPELINES LTD COM                                  15,300.000             341,388.90
                                                                         15,300.000                                     222,033.82

          USB FINANCE COMMERCIAL PAPER                                  800,000.000             795,706.67
          DISC DTD 10AUG1998 DUE 14SEP1998                              800,000.000                                     795,706.67

          UNILEVER N V  NEW YORK SHS                                      6,500.000             486,687.50
                                                                          6,500.000                                     520,552.81

          VODAFONE GROUP PLC                                             11,800.000           1,224,993.40
          SPONSORED ADR                                                  11,800.000                                   1,893,031.74

          WILLIS CORROON GROUP PLC                                       25,000.000             348,450.00
          F/K/A WILLIS CORROON PLC                                       25,000.000                                     418,625.00
          SPONSORED ADR

          ZENECA GROUP PLC SPONSORED                                      1,100.000              44,184.74
          ADR COM                                                         1,100.000                                      49,242.32


          See accompanying independent auditors' report

                                                           SCHEDULE III
                                                     ------------------------

                NEW YORK                 ITEM 27D PART 2- SCHEDULE OF REPORTABLE TRANSACTIONS
         BANKERS TRUST COMPANY                  CUMULATIVE TRANSACTIONS BY ISSUE             GLOBAL ASSETS - EB
                                                FROM 03/27/1998 TO 12/31/1998                PREPARED ON ACCRUAL BASIS (TRADE-DATED)
       ACCOUNT 122490 - COMBINED                                                             06/05/99               PAGE          1

                                             SODEXHO MARRIOTT SERVICES
                                             401(k) Employees Ret Svgs Plan & Trust
                                             Combined Account
                                         Market Value 12/31/1998                $ 397,238,230

                                            --------------------DISPOSED--------------------       -------------ACQUIRED------------
               SECURITY DESCRIPTION           SALES           PROCEEDS          GAIN OR LOSS          PURCHASES             COST
=========================================   ========      ==============        ============        ============       =============
BT PYRAMID DIRECTED ACCOUNT CASH FUND         1,101       145,893,011.72                0.00              1,190      323,494,929.64

MARRIOTT INTL INC NEW                             5        21,434,058.27          517,155.78                  0                0.00

MARRIOTT INTL INC NEW CLASS A                    48        15,760,537.87        7,555,298.97                  6       26,466,467.35

UNITED STATES TREASURY NOTES
DTD 12/31/96 5.75% 12/31/98                       0                 0.00                0.00                  3       39,545,038.67


                                INDEX TO EXHIBITS
                                -----------------


EXHIBIT
NUMBER                     DESCRIPTION
-------                    -----------

 (23)               Consent of Independent Auditors

Exhibits omitted are not required or not applicable.